FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable cellcom israel announces partial dismissal of purported class actions

Netanya, Israel – July 30, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company"), provided an update today on positive developments in two purported class actions. The lawsuits were filed against the Company in May 2010 and June 2011 (and heard together) and included allegations relating to non-ionizing radiation and network quality. The Court dismissed the motions to certify the class actions with prejudice except in respect of certain claims that it determined it would hear on the basis of settlements of similar class action claims made against other cellular operators (Pelephone Communications Ltd. and Partner Communications Ltd.) and approved by the court, which the Company was willing to adopt as well. The class settlement agreements include the cellular operators undertaking to provide certain information regarding non-ionizing radiation, sell certain accessories at a discount and conduct certain tests to handsets at certain circumstances.

In light of the decision and settlement agreements by other operators, the Company estimates that this litigation will not have a material effect on the Company.

For additional details regarding these purported class actions see our most recent annual report for the year ended December 31, 2013 on Form 20-F dated March 6, 2014 under "note 30 – Contingent Liabilities - 2. Environmental claims" to the financial statements.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 3.049 million subscribers (as at March 31, 2014) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides through its wholly owned subsidiaries internet connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 30, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary